Mail Stop 6010

November 6, 2007

Dr. Michael Fonstein
Chief Executive Officer & President
Cleveland BioLabs, Inc.
11000 Cedar Ave.
Suite 290
Cleveland, Ohio 44106

      Re: **Cleveland BioLabs, Inc.**
              Amendment No. 2 to Registration Statement on Form SB-2
              Filed October 30, 2007
              File No. 333-143755

Dear Dr. Fonstein:

       This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

       Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Dollar Value of Underlying Securities

1. We note your response to our prior comment 2 and reissue that comment. Your disclosure on page 4 still states that the "Series B Preferred and the Warrants" had a market value of $XX, rather than stating that the common shares issuable on conversion of the Series B Preferred and exercise of the Warrants had a market value of $XX. Please revise accordingly. Further please supplementally explain to us how you arrived at a market value of $73,486,326. The market value should reflect the market value of the underlying securities issuable. We may have further comments upon reviewing your response.

<u>Selling Stockholders, page 69</u>

2. Please confirm to us that none of the selling stockholders are affiliates of the company.

3. Please revise footnote 22 to state that Portside Growth and Opportunity Fund is an affiliate of a broker-dealer, the securities were purchased in the ordinary course of business and Portside Growth and Opportunity Fund has not entered into any agreements to distribute the securities. Alternatively, identify Portside Growth and Opportunity Fund as an underwriter. To the extent that any other selling stockholders are affiliates of broker-dealers, please provide similar disclosure.

4. We note that in this amendment in arriving at the number of shares outstanding prior to the Series B transaction and held by persons other than selling stockholders, affiliates of the selling stockholders and affiliates of the company, you did not subtract the 5,000 shares held by 1625421 Ontario which you did in the previous version of the prospectus. Please provide us a supplemental explanation.

<u>Prior Transactions Between the Issuer and the Selling Shareholder, page 81</u>

5. Please revise the table titled "Series A Participating Convertible Preferred Stock" to disclose the shares issued or issuable to selling stockholders in connection with the transaction as a percentage of shares outstanding prior to transaction and held by persons other than selling stockholders, affiliates of the company and affiliates of the selling stockholder for each selling shareholder, as opposed to only disclosing this information in the aggregate.

6. Please revise the table titled "Warrants to purchase common stock issued to underwriters or their designees in connection with our initial public offering of common stock" to include the selling shareholders in the table, as opposed to disclosing this information by footnote.

* * * * *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further

Dr. Michael Fonstein
Cleveland BioLabs, Inc.
November 6, 2007
Page 3

review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

          Sincerely,

          Jeffrey P. Riedler
          Assistant Director

cc: Ram Padmanabhan, Esq.
       Katten Muchin Rosenman LLP
       525 West Monroe Street
       Chicago, Illinois 60661